Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

31 October 2012

Re:	Allied Irish Banks, p.l.c.

Form 20-F for the Fiscal Year Ended December 31, 2011

filed April 24, 2012

Form 6-K filed on July 27, 2012

File No. 001-10284

Dear Ms McHale

We thank you for your letter dated 27 September 2012 and set out below our answers to the questions raised.

In its responses, AIB acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The company may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the Year Ended December 31, 2011

Chief Executives Review, page 6

1. We note your disclosure on page 8 that during 2011 you exceeded the Irish Government’s €3 billion SME lending target by €600 million and also that you approved more than 90 percent of credit applications received. Please tell us and revise your future filings to more fully discuss each type of SME loan offered, origination policies and procedures, typical terms, and any other information deemed necessary for an understanding. This disclosure should describe any adjustments or modifications to your lending requirements that have influenced your approval rates for small business lending and, if appropriate, should include a risk factor that addresses any risks associated with these new standards. Please also consider providing quantitative disclosures to supplement an investor’s understanding of your current holdings of each of these types of loans.

AIB Response

The quantitative disclosures for the SME/Commercial Lending book as at 31 December 2011 are set out on pages 103 & 104 of the 2011 Form 20-F which give a segmental and sectoral analysis.

SME Credit Facilities in AIB comprise Loans, Overdrafts, Asset Finance and Debtor Finance. AIB has been set SME lending targets by the Irish Government which relate to levels of credit sanction activity with regard to new money (i.e. finance not previously on the bank’s books) and restructuring / refinancing (i.e. existing facilities on the bank’s books that have been restructured or refinanced). In 2011, under a measurement process agreed with the Irish Government, AIB sanctioned €3.6 billion in SME credit.

The current economic environment in Ireland and, in particular, the collapse in the property market has resulted in many SMEs experiencing difficulty in repaying existing facilities and consequently, there is a significant amount of refinance and restructuring activity with regard to existing facilities in order to sustain these businesses. In addition, in the current economic environment where domestic consumer demand is flat, SMEs demand for new credit is low. A government initiated study of credit demand, in December 2011, indicated that only 36% of SMEs surveyed had applied for credit in the previous six months.

SME credit facilities are approved in accordance with the Group’s framework of delegated authorities, with credit approval exercised on a dual basis by a business person and a credit person jointly. Generally, credit facilities are structured within a term appropriate to the borrower’s underlying cash-flows and the purpose of the loan. In any event, the committed term typically does not exceed 5 years. Lenders follow current pricing guidelines to ensure that the pricing is adequate for the risk undertaken and all costs incurred in providing the credit. SME credit applications are typically individually negotiated and the interest rate charged takes into account factors including the credit grade of the customer, the tenure of the facility, the funding cost to the bank for making the facility available and the historical risk associated with lending into this sector. Facilities are typically priced off a Euribor cost of funds plus an appropriate margin. Risk associated with SME lending (e.g. credit risk, funding availability and its related cost) is already addressed in existing Risk Factors. We will enhance future filings if additional information is required to gain an understanding of the Group’s SME lending portfolio.

AIB sanctioned 90% of formal credit applications (note: only formal applications captured) that were entered onto AIB systems in 2011. This measurement does not take into account any informal discussions between AIB and SME customers that did not result in formal credit applications.

The Group’s lending policies, which are presented to and approved by the Board, incorporate explicit risk tolerance levels such as individual borrower, industry and country exposures and provide clear guidance regarding the identification of risk factors and their measurement, evaluation and management. The SME approval framework has been strengthened whilst the supporting lending policies have been reviewed with the benefit of recent lending experience and aligned to a defined and Board approved Risk Appetite Statement, which reflects the current economic realities in the markets in which we operate. There has been no relaxation in the criteria used in the evaluation of credit applications.

Financial Review – 1. Business description

1.3 Strategy, page 16

2. We note your disclosure that loans to Irish retail, commercial and corporate customers are “core assets” and that the bulk of the remaining loans are deemed “non-core.” In future filings, please provide a brief description of assets that are “non-core.”

AIB Response

The Non-Core segment analysis of loans is set out on Page 97. Note 1 to the Financial Statements – Segmental information, page 265, also provides additional information in this regard. In addition, the Chief Executive’s review on page 9 of the Form 20-F provides a background to the establishment of the Non-Core Unit.

We consider this information gives sufficient detail on the activities of the Non-Core Unit, however, should you require further disclosure, AIB will include in future filings.

EU Restructuring Plan, page 17

3. Please provide a more detailed description of the updated restructuring plan that was submitted to the European Commission in July 2011 as well as the structural and behavioral measures that management believes the European Commission may require. Please also tell us whether you have received any updates as to the approval of the restructuring plan to date.

AIB Response

An update on the bank’s restructuring process was provided to Irish and EU authorities in July 2011 and, AIB has since submitted a formal Restructuring Plan to the European Commission on Friday 27th September 2012. This revised Plan reflects details of the various Irish State interventions from 2009 to 2011, and sets out plans for a return to viability by 2015.

The management actions underpinning the Plan relate to the divestment of non-domestic businesses, the deleveraging of non-core assets, a staff severance programme / cost reduction plan, and a range of income generating actions to more appropriately reflect the bank’s current and future activities.

The structural commitments in the bank’s restructuring Plan relate to the business disposals (e.g. disposal of Polish and US interests) and asset deleveraging (e.g. c.€21bn of property related assets transferring to NAMA, and bank’s asset deleveraging plan). These structural commitments are largely complete.

AIB has not concluded the agreement of the precise behavioral commitments it will be required to adopt. The decisions by the European Commission Competition on the Bank of Ireland (BOI) Restructuring Plan may be indicative of EU policy and likely requirements. More details on the BOI behavioral commitments including definitions of “Relevant Competitor” and “Relevant Products” are available from the European Commission’s decision which is published on the following link :

http://ec.europa.eu/competition/elojade/isef/case_details.cfm?proc_code=3_N546_2009

AIB expects to conclude the Restructuring Plan process with the authorities over the coming months and future filings will reflect these developments.

Risk management – 1. Risk Factors

Macro-economic and geopolitical risk

Ireland depends materially on financial support of the International Monetary Fund…, page 62

4. We note your disclosure that Ireland depends materially on financial support from the IMF, the EU and the ECB. Please revise to more fully describe the conditions of the financial support disclosed in this section, including a description of any material conditions that are specific to you and your business instead of to Ireland as a whole, and your progress in meeting, complying or maintaining such conditions to date.

AIB Response

It is important to note that AIB is not in direct receipt of support or aid from the IMF/EU/ECB apart from being reliant on monetary authorities for funding. However, AIB is in receipt of Irish state aid which includes capital to maintain bank solvency.

The IMF/EU/ECB Programme of Financial Support for Ireland provides financial assistance to the Irish State. The Programme includes a fundamental downsizing and reorganisation of the banking sector, complemented by the availability of capital to underpin bank solvency.

The Irish State committed to ‘ensure continued compliance with the minimum Core Tier 1 Capital Ratio of 10.5% for all PCAR banks’ (includes AIB). In addition, the Irish state must report on a series of actions agreed with the EU /IMF on financial sector reforms in Ireland under headings such as Deleveraging, Funding and liquidity monitoring, Asset quality, Reorganisation, and Financial Supervision.

As part of a quarterly IMF/EU/ECB mission to Ireland, AIB is required to meet with representatives of the IMF, EU and ECB to discuss progress on the restructuring of AIB. In addition, AIB is required to submit a formal Restructuring Plan to the authorities which sets out the bank’s path to viability and presents the bank’s plans on deleveraging, funding and liquidity, asset quality and bank reorganisation (see earlier question on Restructuring Plan)

The bank has a commitment to deleverage c. €20.5 billion of its €27.7 billion (including €2.6 billion in EBS) non-core assets by end of December 2013. As at the end of June 2012 over 70% deleveraging had been achieved.

Until the Restructuring Plan is approved, details of further specific conditions which must be complied with are awaited.

Risks related to our business operations, governance and internal control systems

The Group faces heightened operational and reputational risks, page 67

5. Please provide a more detailed description of the executive pay and compensation arrangements that the Group is required to comply with under the terms of the recapitalization.

AIB Response

Page 436 of the Form 20 F, under the heading 2011 Placing Agreement, Capital Contribution and Minister’s Letter, Section (C) states that ‘The continued provision of state funding and support to AIB is dependant on enforcement by AIB of a wide restriction on payment of employment bonuses by the Group, details of which are contained in a letter from the Minister for Finance (‘Minister’) to AIB dated 25 July 2011’. It contains undertakings with regard to remuneration and fees payable to directors, senior executives, employees and service providers of AIB’. This letter does not contain any additional information relevant to an investor that has not been disclosed in Form 20-F.

The paragraphs in Governance and Oversight Section of the 20F (Pages 213, 214) on, a) Remuneration Committee, b) Remuneration Policy and Governance, c) Central Bank Review, and d) Remuneration review all combine to give an understanding of the executive pay and compensation arrangements, and the restrictions that the Group is required to comply with. For example, the salary of the Chief Executive Officer was set at €500,000. The base salaries of the members of the Executive Committee were managed in accordance with AIB’s obligations under the Subscription and Placing agreements by the Remuneration Committee and are in a range of €225,000 to €400,000 in accordance with the recommendations of the Covered Institutions Remuneration Oversight Committee (“CIROC”). This committee reported to the Minister in accordance with the provisions of the Credit Institutions (Financial Support) Scheme 2008 on the remuneration policies in covered institutions.

3.1 Credit Risk, page 76

6. We note disclosures on page 78 related to your Mortgage Arrears Resolution Strategy (MARS) noting that you have developed a strategy for dealing with customers in difficulty or likely to be in difficulty. Taking into consideration your disclosure, please tell us and revise your future filings to provide a comprehensive understanding of this new strategy and related current or expected impact to your financial statements.

AIB Response

The MARS strategy incorporates the existing short term loan restructuring solutions (interest only, part capital and interest, moratorium, capitalisation of arrears, term extension and deferred interest scheme) and new longer-term solutions (advanced forbearance – to be rolled out to customers on a phased basis in 2012 and 2013) devised to assist existing Republic of Ireland primary residential mortgage customers in financial difficulty. The current financial statements sets out on pages 115 and116 the level of performing and non-performing loans that have availed of forbearance measures at 31 December 2011 with comparative data as at 31 December 2010.

The Mortgage Arrears Resolution Strategy incorporates:

•	A core objective of ensuring that arrears solutions are sustainable in the long term both for our customers and for the bank through the inclusion of an assessment of their capital implications;

•	An implementation plan which incorporates:

•	the streamlining and consistent application of borrower affordability and sustainability assessment ;

•	the development of a supporting technical infrastructure;

•	quality assurance programmes;

•	an evaluation of the bank’s infrastructure and resources including staffing levels (required number, skill and experience) and appropriate training programmes; and

•

An overview of current practices and processes to ensure they comply with the Code of Conduct on Mortgage Arrears 2010 as issued by the Central Bank of Ireland which sets out how mortgage lenders must treat borrowers in or facing mortgage arrears, with due regard to the fact that each case of mortgage arrears is unique and needs to be considered on its own merits.

Long-term forbearance solutions will be rolled out to suitable customers on a phased basis in 2012 and 2013 and will include products such as Split Mortgages, Negative Equity Trade Down and Voluntary Sale for Loss in order to address specific customer needs.

With regard to the related current or expected impact to the Group’s financial statements, as outlined on page 79 of the 2011 Form 20-F, a request for a forbearance solution is a loss event which acts as a trigger for an impairment test under IAS 39. Where a loan is subsequently impaired, the financial impact is recorded in the Income Statement as an “Impairment provision” and the loan classified as impaired. The same process will be applied to the longer term solutions as such solutions are rolled out. The impact on the financial statements of the new long-term forbearance solutions will be assessed as these measures are rolled out as appropriate to customers. Our future filings will detail the extent to which these long-term forbearance solutions are in place.

Future filings will provide a comprehensive understanding of which forbearance solutions have been taken up by customers and will include a discussion on the related impact on the financial statements.

Please also tell us and revise your filings to disclose the following:

We note your total forbearance disclosures on page 115. Please distinguish between the forbearance agreements as a result of your implementation of MARS from those forbearances performed previously;

AIB Response

The Mortgage Arrears Resolution Strategy builds on and formalises the Bank’s Mortgage Arrears Resolution Process, under which short-term forbearance solutions have been offered to customers in financial difficulty for the last number of years. As MARS now incorporates all forbearance solutions, it is not possible to distinguish between solutions offered prior to and post MARS.

Discuss your current success rates with loans which have been restructured as a result of your implementation of MARS and compare and contrast these success rates to loans restructured previously;

AIB Response

At December 31, 2011 and June 30, 2012 the forbearance solutions that were in place were short-term in nature. In calculating a success rate, AIB compares the customers’ arrears status at the time forbearance was granted to their arrears status at the reporting date, to determine the success of the short-term forbearance solution. As explained above, it is not possible to distinguish between solutions offered prior to and post MARS.

At December 31, 2011, in 85% of AIB only originated cases, the arrears status had either not deteriorated (including accounts which were not in arrears coming into forbearance) or had improved between the date of the grant of the forbearance strategy and the reporting date. At June 30, 2012, 76% of AIB and EBS originated cases had either not deteriorated or had improved their arrears status.

The current success rate statistics relate to the performance of the short-term forbearance solutions only, as the longer-term solutions are in the initial stages of roll-out.

Consider providing comparative annual disclosures that would allow an understanding of the trends from year to year with your restructured arrangements;

AIB Response

The analysis of Mortgages in forbearance in the Republic of Ireland on pages 115 and 116 is shown as at 31 December 2011 and 31 December 2010. We will continue with this structure in future filings and will add advanced forbearance solutions when they are availed of by customers.

We note disclosures on page 118 that as of December 31, 2011, 53% of owner-occupier and 64% of buy-to-let mortgages were in a negative equity position. Please tell us if your new strategy addresses restructuring arrangements for borrowers who are current with their payments but have negative equity.

AIB Response

The presence of negative equity does not, in itself, necessitate the requirement for a forbearance solution. However, the advanced forbearance solutions include a ‘Negative Equity Trade Down mortgage’. A negative equity trade down mortgage will be considered where a customer will reduce monthly loan repayments and overall indebtedness, inclusive of the negative equity amount being carried forward from the previous property, by trading down to a property more appropriate to his / her current financial and other circumstances,

AIB is also launching a ‘Negative Equity Trade-up mortgage’ for primary residential mortgage customers that are not in arrears or financial difficulty (non-forbearance cases). This mortgage is suitable for customers who are not in financial difficulty but who wish to move from their existing home (private dwelling house) which is in negative equity to a property which is more appropriate to their current circumstances.

Credit Profile of Residential Mortgages, page 115

7. We note your tables of Republic of Ireland residential owner-occupied and buy-to-let mortgages subject to forbearance agreements. Noting that 15% of your total residential mortgage book in the Republic of Ireland were subject to forbearance agreements as of December 31, 2011, please tell us and revise your future filings to disclose the following:

Provide your definition of a forbearance agreement. In this regard, disclose whether these loans would be considered impaired based upon the criteria in paragraph 59(c) of IAS 39 and clearly specify whether there are any instances in which you would grant a concession to a borrower where the modified loan would not be considered to be a forbearance;

AIB Response

A forbearance agreement is entered into where the customer is in financial difficulty to the extent that they are unable to repay both the principal and interest on their mortgage in accordance with their original contract. Following an assessment of the customer’s repayment capacity, a potential solution will be determined from the options available. See also response to Question 6 above.

All loans that are assessed for a forbearance solution are tested for impairment (under IAS 39) as set out on page 79 of the 2011 Form 20-F and where the relevant loan is deemed impaired, an appropriate provision is raised to cover the difference between the asset’s carrying value and the present value of estimated future cashflows discounted at the asset’s original effective interest rate. Where, having assessed the loan for impairment, loans are not deemed to be impaired, they are collectively assessed as part of the IBNR provision calculation.

From time to time, the bank may temporarily amend the contractual repayments (e.g. payment moratorium) for a short period of time (typically 3 – 6 months) where the amendment has been requested by the borrower due to a temporary change in their life circumstances. Examples of such changes are where the borrower is getting married, taking a sabbatical from work or travelling for a short period of time. Because such events are not directly linked to repayment capacity, these amendments are not considered forbearance. Such borrowers would be in secure employment and the bank would receive assurance from the borrower that there will be no change to repayment capacity upon resumption of the original contractual terms / repayments. These changes in expected cash flows are accounted for under IAS 39.AG8.

To the extent that you have modified loans which are not deemed to be a forbearance or impaired, please explain how you concluded that all of these loans should not be classified as a forbearance or impaired and disclose the balance of these loans for each period presented;

AIB Response

Where a customer request for a modification to the original loan agreement is deemed not to be a forbearance request (i.e. the customer is not in financial difficulty to the extent that they are unable to repay both the principal and interest), the case is assessed under normal credit assessment criteria based on the financial information available, including appropriate financial evidence (cashflow etc) and bank account behaviour. These loans are not disaggregated for reporting purposes as they are not considered forbearance.

Discuss whether you grant multiple short-term modifications for the same loan, and if so, disclose how your consider these modifications in your determination of the allowance for impairment charges;

AIB Response

Loans can have more than one short-term modification and each loan is tested for impairment at each modification date as set out above.

Discuss your policy for removing forbearance loans initially classified as impaired from impaired status. Also, clarify whether there are any situations in which a forbearance loan is removed from impaired status (i.e. due to performance under modified terms for a specified period of time) and if so, whether impairment of such loans continues to be measured on an individual basis or is included in your collective assessment for impairment;

AIB Response

Forbearance loans classified as impaired may be upgraded from impaired status where the borrower displays a satisfactory performance following the period of restructure of the loan, comprising a period of a minimum of six months consecutive payments of full principal and interest. The upgrade is subject to a satisfactory assessment by the appropriate credit authority as to the borrower’s continuing ability and willingness to repay and confirmation that the relevant security held by the bank continues to be enforceable. Where upgraded out of impaired, these loans are included in the bank’s collective assessment for impairment / provisioning (IBNR).

Consider providing a roll-forward of your forbearance agreements for each period presented so that a reader may understand the various drivers of changes in the balances of those loans; and

AIB Response

In future filings, we will include a discussion, and a roll-forward if necessary, of the forbearance agreements to aid understanding of the drivers of changes in the balances of these loans.

Revise to provide disclosures related to the forbearance agreements for the remainder of your loan portfolio as we only note quantitative disclosures related to your residential mortgages in the Republic of Ireland.

AIB Response

Other than the mortgage portfolio in the Republic of Ireland, data on forbearance agreements entered into by the bank is not captured separately. As the data becomes available at a portfolio level, AIB will enhance disclosure across other portfolios.

Policies and Processes

Additional requirements in the United States, page 217

8. Please tell us whether there have been any changes in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you will include this information in future filings. Please refer to Item 15(d) of Form 20-F.

AIB Response

There have been no changes in the internal control over financial reporting in the period that has materially affected or is reasonably likely to materially affect, the internal control over financial reporting. Management has assessed this internal control over financial reporting as of 31 December 2011 and deemed it as effective.

The Section 302 certification that AIB has ‘disclosed in this report any change in AIB’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, AIB’s internal control over financial reporting’, together with the disclosure in ‘Additional requirements in the United States’ makes it clear that there was no change. However, AIB will revise future filings accordingly.

Note 3 - Interest Expense and Similar Charges, page 270

9. We note your disclosure that included within interest expense is €488 million and €306 million related to the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG) for the years ended December 31, 2011 and 2010, respectively. We also note that the government guarantee fee for the CIFS scheme in note 5 is reflected in “fee and commission expense” for the year ended December 31, 2010. Please compare and contrast your presentation of these two expenses as it appears from note 56 that the ELG replaced the CIFS scheme during 2010.

AIB Response

Credit Institutions (Eligible Liability Guarantee) Scheme 2009 (ELG)

Eligible liabilities under the ELG Scheme comprise any of the following liabilities:

•	all deposits (to the extent not covered by deposit protection schemes in Ireland (other than the CIFS Scheme) or in any other jurisdiction);

•	senior unsecured certificates of deposit;

•	senior unsecured commercial paper; and

•	other senior unsecured bonds and notes.

Under the ELG Scheme, AIB has the option to transact business in certificates of deposit, commercial paper and bond issues through non-guaranteed programmes, subject to acceptance by the customer.

The fee payable for the guarantee is determined by the nature of the depositor (e.g. a retail depositor or a corporate institution) and the term of the deposit.

There are two main elements in determining the appropriate accounting:

Firstly: the costs have to be directly attributable to the acquisition, issue or disposal of the financial asset or financial liability (IAS 39.9)

In the case of covered liabilities under this scheme, it is possible to distinguish the individual costs of fee attributable to each of the deposits (and other unsecured deposits/ papers and notes), as all deposits that are entering into the guarantee have to be examined by maturity to ensure that the correct rate is applied when calculating the cost which is based on the maturity bands and payable quarterly.

Secondly: if they are directly attributable, are they incremental?

In this respect, AIB may elect not to take on additional deposits or it could alternatively decide not to cover any new business under the ELG scheme. If AIB decides not to cover the liabilities they would not incur the fee payable relating to the liabilities.

Therefore, it can be determined that the cost is incremental as AIB could through two mechanisms –

•	choosing not to guarantee certain liabilities; or

•	choosing not to agree to or commit to any additional/new financial instruments (Commercial papers/bonds/notes) and therefore avoid additional fees or reduce the fees to be paid under this scheme

As a result of meeting the two above criteria, we consider that treating the fee as part of the EIR to be the appropriate accounting treatment.

Credit Institutions (Financial Support) Scheme 2008 (CIFS)

Under the CIFS Scheme, the quarterly charge was accounted for as fee expense on the basis that it was a blanket guarantee that covered all liabilities and there was no differentiation on the type of liabilities covered or on the maturity of the covered liabilities. The guarantee fee, which the government calculated using a rate deemed appropriate, was based on AIB’s risk factors and probability of default. Therefore, it was reported as a guarantee fee and included in the line item ‘Fee and Commission expense’ in the Income Statement.

In summary, while the ELG scheme, more or less, replaced the CIFS scheme, they were completely different in design and operation. As indicated above the CIFS scheme was a guarantee of all liabilities of the institution and the fee charge was based on company wide metrics. It was not possible to allocate the fee to individual liabilities on any reasonable basis. On the other hand, the ELG scheme applied to individual liabilities and AIB could opt to have liabilities covered by the ELG scheme or not. Because of the specific link to individual issuances, it was deemed appropriate to reflect the cost in the EIR of each instrument.

Additional Information

Material Contracts, page 434

10. It does not appear that you have filed the EBS Acquisition Agreement or the Contingent Capital Note Purchase Agreement discussed in this section as exhibits to your annual report. Please file these agreements in an amended annual report, revise your exhibit index to indicate when these agreements were filed, or explain how you determined that you were not required to file these agreements.

AIB Response

We intend to file these agreements with our next Form 20-F filing following notice to, and subject to any concerns which may be expressed by, the Irish Government. It is possible that we may apply for confidential treatment of portions thereof in the interim. We are currently evaluating internally and may need to discuss with the Government whether such a request is necessary.

American Depositary Receipts, page 439

11. Please provide the staff with an update regarding The Bank of New York Mellon’s plan to sell the shares underlying the ADRs on the ESM from and after April 10, 2012. Please also explain whether the owners of the ADRs have been, or will be, permitted to choose whether or not they sell the shares.

AIB Response

The Bank of New York Mellon has commenced the selling process of the underlying ordinary shares and when this process is completed, they will issue a notice with instructions to surrender outstanding ADRs and will forward the sale proceeds to ADR holders at that stage. This selling of shares commenced approximately mid May 2012. Because of the limited liquidity in AIB shares on the Irish ESM and the level of outstanding ADRs, this activity in disposing of the underlying shares will extend over a very long period. Accordingly, Bank of New York Mellon have extended the “cancellation” process to any holders that may still wish to cancel their ADR shares and become an AIB ordinary share owner. Approximately 4 million ADRs have been sold to date, and 23 million ADRs remained outstanding at the middle of October. Limited trading in ADR shares continues in the ‘Pink Sheets’.

Form 6-K for the Date of July 27, 2012

AIB Group Preliminary Interim Results Announcement June 2012

Gross Loans and Receivables to Customers, page 16

12. Please tell us and revise your future filings to explain the reasons for the incurred but not reported (IBNR) impairment reversal of €456 million during the six-month period ended June 30, 2012. Noting your methodology for establishing your IBNR as disclosed on page 238 of your Form 20-F for the period ended December 31, 2011, please bridge the gap to explain changes in loss emergence rates, loss emergence periods, and loss given default rates, as applicable, in addition to any other information that will provide for an enhanced understanding of movements within your IBNR.

AIB Response

IBNR provisions are maintained to cover loans which are impaired at the reporting date and, while not specifically identified, are known from experience to be present in any portfolio of loans but have not yet emerged.

In the Form 6 - K filing on 31 August 2012, which related to AIB Half Yearly Report 2012, further information is given with regard to the IBNR reversal. Page 51 contains a discussion in relation to ‘Provisions for impairment on financial instruments - income statement’.

In relation to Core Provisions the following comment is made:

‘The write-back of IBNR provisions (€355 million) related to the residential mortgage €107 million, property and construction €120 million, other personal €19 million and SME/other commercial €109 million sectors where provisions had been raised in previous periods up to 31 December 2011, based on management’s view of incurred loss and which have now been reflected in the specific provision charge in the period to 30 June 2012.’

In relation to Non-Core Provisions the following comment is made:

‘The Non-Core provision charge of €293 million comprised €403 million in specific provisions and a net write-back of €110 million in IBNR provisions. The write-back related to the property and construction € 92 million, other personal €12 million and SME/other commercial €8 million sectors, reflecting the fact that IBNR provisions which had been raised in previous periods have now been reflected in specific provisions in the period to 30 June 2012. There was an IBNR provision charge of €2 million for residential mortgages in the period to 30 June 2012.’

(The combined total of €465 million of IBNR reversal is the amount stated in the Preliminary Interim Results Announcement rather than the €456 million quoted in the question above.)

As outlined on pages 82 and 238 of the Form 20-F for December 2011, AIB Group raises IBNR provisions based on:

•	the average historic loss rate for different portfolios or, where deemed more appropriate, the most recent specific provision ‘run rate’ for each pool;

•

adjustment factors, which are permitted by IAS 39, may also be applied based on management’s view of factors which currently affect the portfolio that may not have previously been a feature in the past or vice versa.

In accordance with page 82 of the Form 20 F for December 2011, IBNR arose across the market segments reflecting the higher risk in a number of portfolios. For example, as outlined on pages 95 and 96, an IBNR provision of €311 million was raised in respect of residential mortgages in the PBB market segment which took into account recent provision experience, the level of arrears, the level of requests for forbearance, and the level of vulnerable loans. In the CICB segment, the IBNR provision was assessed to cover management’s estimate of incurred loss in the SME, Corporate, and residential buy-to-let portfolios.

A number of reviews were undertaken in the period to 30 June 2012 by teams from the relevant business units and by a credit management team independent of those business units. These reviews resulted in increases in the level of impaired loans compared to 31 December 2011 and a higher amount of specific provisions. Because of these increases, there was a reduced requirement for IBNR provision at 30 June 2012.

Apart from adjusting key inputs to reflect current risks in the portfolios, there were no material changes to loss rates, emergence periods, and loss given default rates used to arrive at the IBNR provision at 30 June 2012.

In detailing our responses, we have endeavoured to ensure that the answers fully and comprehensively address the issues raised. However, should you wish to discuss any of the above in further detail, please feel free to contact either myself or James Murphy, Head of Finance Services, AIB Group.

Yours sincerely,

/s/ Paul Stanley
Paul Stanley,
Acting Chief Financial Officer.